MAIL STOP 3561

November 30, 20055

J. Patrick Michaels, Jr., Chairman
CEA Acquisition Corporation
101 East Kennedy Boulevard, Ste. 3300
Tampa, Florida 33602

      Re:	CEA Acquisition Corporation
   Registration Statement on Form S-4
   Filed October 28, 2005
   File No. 333-129314

Dear Mr. Michaels,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Please provide the disclosure required by Item 9, Item
17(b)(2),
and Item 18(a)(5)(ii) of Form S-4.

2. Please supplementally forward copies of the board books and any other materials, written or orally provided by Capitalink in accordance with its fairness opinion. Also, provide copies of any materials, written or oral, provided by management. Lastly, provide each and every report, opinion, consultation, proposal, or presentation, whether written or oral, received by the company or any affiliates from any third party.

3. We note that your financial advisor considered several different valuation methods in providing its fairness opinion. Please substantially revise your disclosure to more completely explain each valuation method. You should expand the discussion of each method to include, for example, a complete discussion of the statistical findings of each analysis, including how you determined the multiples in each analysis, the assumptions made under each method and the basis for choosing the companies and transactions that are a part of the comparison, as applicable.

Prospectus Cover Page

4. We note your disclosure on the Cover page, the questions and answers, and the merger agreement section that the stockholders of etrials have already approved the merger. Supplementally explain your reasons for filing this transaction on Form S-4. It appears to us that the investment decision by etrials` members was made on August 22, 2005. Given that etrials` stockholders have made their investment decision, we do not understand your basis for registering the issuance of 8,357,548 shares of CEA Acquisition common stock to all the etrials members. It appears that an offering commenced privately to etrials` stockholders, with an apparent acceptance, cannot subsequently be registered for sale to those members. Advise us of the legal and factual basis for registering the sale of CEA Acquisition`s common stock to etrials` stockholders or revise your Form S-4 as appropriate. Provide us with the number and nature of the stockholders that have not consented to the merger. Disclose the extent to which these stockholders received communications with respect to the offering. We note the reference on page 24 to giving them notice of the merger pursuant to Section 228 of DGCL.

5. We note the statement that certain of "our stockholders" have similar escrow provisions. Please clarify whether you are referring to the stockholders of CEA Acquisition Corp. Clarify similar disclosure throughout the registration statement. For instance, we note the statement that "we support the combination of CEA and etrials."

6. We note the Form S-1 indicates that CEA Acquisition sought to acquire a company in the media, entertainment or communications industry. Please discuss in this section whether and how this proposed target complies with the criteria set forth in the Form S-1.

Inside Front and Outside Back Cover Page

7. Please provide the dealer prospectus delivery obligation on the outside back cover of the prospectus. See Item 502(b) of Regulation
S-K.

8. The information required by Item 2 of Form S-4 should be included on the inside front cover page. Also, this information should be highlighted by print type or otherwise.

Questions and Answers about the Proposals, page 9

9. On page 10, we note the disclosure regarding etrials "rapid growth" and "significant growth potential." Please provide the basis for management`s belief or remove. If you keep this disclosure in the prospectus, clarify when you make these statements that the company has had net losses to date and has an accumulated deficit.

10. We note on page 14 and 54 that you simply refer to Section 262 of the Delaware General Corporation Law in discussing etrials` shareholders appriasial rights and procedures. In the appropriate section, please revise to outline the rights and procedures needed to be undertaken so that ordinary reasonable investors would be able to understand their course of action.

11. Reconcile the statement on page 15 that the merger must be consummated by February 18, 2006 with Section 5.15 which indicates the merger must occur by February 11, 2006, or the company is obligated to return to its stockholders the amount being held in trust.

12. Please revise the answer to the question "should I send in my stock certificate now?" to address the question raised by those who vote against and desire to have their shares redeemed.

Summary of the Proxy Statement/Prospectus, page 18

13. On the bottom of page 20, we note that "certain" stockholders of etrials and CEA have entered into a voting agreement. Please revise to identify those individuals and disclose the amount and percent of shares controlled by the voting agreement.

14. We note the statement that if you are unable to complete a business combination by February 18, 2006 you will dissolve and liquidate CEA within 60 days. We note the Form S-1 indicates the funds will be promptly distributed to shareholders if the business combination is not completed within the 24 months. Please provide the basis for this time frame when, for example, Rule 419 requires that the funds be returned within five business days.


15. We note etrials will declare a "paid-in-kind" dividend to holders of preferred stock. Please revise to clarify if this will serve as a means of redeeming those shares. If not, please revise to briefly discuss here the ratio of CEA shares to be exchanged for etrials` preferred stock.

16. On page 22, we note that a portion of the 1,400,000 shares to be withheld and kept in escrow, will be held beyond the trigger price because it is held for indemnification purposes. Please revise to quantify the "portion" that represents the indemnification shares.

17. We note your use of the term "signing stockholders" throughout this document. On page 20 you state they represent 45 percent of the post merger shares. On page 22, you state they represent 38 percent of the post merger shares. Please reconcile your disclosure.

18. We note on page 22, that CEA`s insider shares placed in escrow after its IPO may be released on "an accelerated basis." Please either revise to briefly discuss how such acceleration would materialize or provide a cross reference to the location that elaborates on this issue.

19. On page 24 we note that "if the merger is not completed, then these shares will not be converted into cash." The noted statement does not appear accurate in light of the fact that the shareholders would receive the same amount of money for their shares in a redemption or liquidation. Please advise or revise to reflect the economic outcome of a liquidation.

20. On page 25, we note that Messrs. Michaels and Moreyra will be personally liable to pay debts and obligations that remain outstanding in the event of a liquidation. If possible, please revise to estimate the amount they would be liable for in such event.

21. Disclose whether any compensation arrangements have been entered into with the officers and directors of CEA referred to on page
25.

22. Please revise to clarify if the finder`s fee to be paid to EarlyBirdCapital and American Fund Advisors, is contingent on the success of the merger. Also, clarify if the shares underlying the warrants in this payment will be restricted upon issuance.

Comparative Per Share Data, page 33

23. Please revise to include per share data (historical and book value) for etrials. In addition, please include per share data for the interim reporting periods.

Market Price and Dividend Data for CEA Securities, page 34

24. Please fill in the disclosure on page 34 regarding holders of record on page 34.

Risk Factors, page 35

25. Please revise the subheading to risk factor 6 to discuss the risk to the company and/or investors. Currently it merely states a fact.

26. The statement on page 37 that "our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development" is generic and should be removed.

27. Risk factor 13 appears to be a risk that affects companies in and outside of your industry. Please revise to discuss how the risk associated with "factors outside your control" are specific to you or remove the risk factor.

28. Define "CRO" in risk factor 17.

29. To the extent possible, please avoid the generic conclusions you reach in several of your risk factors that the risk discussed could
"negatively affect," "adversely affect" or harm your business, revenues or other similar matters. Instead, replace this language with more specific disclosure of how your financial condition would be affected and place the risk in context by making the magnitude of the risk clear.

30. Risk factors 20 and 6 both appear to discuss the risk associated with the infancy of your business or product. Please revise to combine the two risk factors or advise how they address different risks.

31. Please revise risk factor 22 to clarify why you expect your service revenues will decline in the future. If it is because you will shift your efforts from services to internet software application hosting, please state so.

32. Risk factors 23 and 34 are too detailed for the risk factors section. Generally each risk factor should be no more than two concise paragraphs. Please revise accordingly.

33. The risk associated with the ability to manage one`s growth, discussed in risk factor 26, is a risk that affects companies in and outside your industry. Please revise to discuss how the risk is specific to your company or remove the risk factor.

Special Meeting of CEA Stockholders, page 50

34. On page 52, we note that broker non-votes will be treated as "not entitled to vote" and "will have no effect on the vote on the proposal." Please revise to discuss the implication of this treatment. Does this mean that such shares will not be eligible for redemption/conversion? Also, clarify if broker non-votes are considered votes against the business transactions. Please revise to clarify if the broker non-votes will be included in the calculation used to determine if you have received a majority of the necessary votes.

35. For holders of your shares in "street name" please revise to discuss how they would exercise their conversion rights. If such holders do not vote resulting in a "broker non-vote" will they be entitled to conversion rights and if so, how will they exercise their conversion rights? Do they have to go through their brokers?

36. Clarify whether individuals who fail to vote or who abstain from voting may exercise conversion rights.

37. On page 54, we note that you have not but may hire a firm to assist in the proxy solicitation process. Please revise to clarify if such firm would be paid by proceeds outside of the trust account.
If not, please revise to clarify how such firm would be paid.

The Merger Proposal, page 56

38. On page 57, we note that you were introduced to etrials by EarlyBirdCapital, Inc. (EarlyBird) in June of 2005. Please revise to clarify how this came about. Did you seek out EarlyBird`s assistance? Discuss the circumstance by which EarlyBird was aware that etrials was seeking to be acquired.

39. On page 59, we note that Capitalink advised you that the revised financial information of etrials would not have impacted their opinion. Please revise to clarify if you have this statement in writing.

40. Compare the interim period for 2005 with 2004 and discuss the increase or decrease in revenues in the interim.

41. On page 60, we note that you believe etrials will still be able to implement its business plan "even if the full amount of funds deposited" are not available at the closing. Please revise to clarify if this includes the circumstance where you will have approximately 80 percent of the funds available.

42. Please revise to quantify the amount of warrants purchased and the total consideration paid for such warrants by your management.

43. We note that several members of management have decided to remain with the company as directors and that such persons "may receive certain cash fees and stock awards" that CEA determines to pay.
We
do not understand the use of the term "may" in the noted disclosure.
If CEA determines to pay non-executive directors, it would appear that such directors "will" receive such compensation. Please revise accordingly. Also, if any compensation arrangements are in place, please revise to quantify such compensation here.


44. Briefly describe the qualifications of Capitalink and discuss the method of selection of Capitalink. Describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Capitalink and CEA
Acquisition, or their affiliates. See Item 1015 of Regulation M-A, as referenced in Item 9 to Schedule 13E-3, and Item 4(b) of Form S-4.

45. Explain the reference to "CAGR."

46. We note the projections relied upon in the fairness opinion.
Clarify that these projections were used solely in rendering the fairness opinion and that investors should not place undue reliance upon projections.

47. Disclose that Capitalink has consented to use of the opinion in the document and provide Capitalink`s consent as an exhibit.

48. On page 68, we note that you have paid Capitalink a fee and will reimburse them for reasonable out of pocket expenses. As
Capitalink
has already rendered its opinion, please revise to quantify the total consideration to Capitalink and the amount still owed.

49. In the appropriate section, please revise to provide more detail regarding your plans, as a combined entity, for the use of the funds currently held in trust.

etrials Discounted Cash Flow Analysis, page 65

50. We noted in the third paragraph under this section that management projected strong growth in revenues from FY2004 to FY2009.
To assist an investor in understanding your disclosure, please provide a table indicating the projected growth (in $ and %) and provide a narrative discussion supporting how your projections are supportable.

51. We noted in the final paragraph of this page you utilized long-term perpetual growth rates between 21% and 21.5%. Please tell us how you determined this range and provide a narrative discussion to justify how your range is supportable.

Material Federal Income Tax Consequences of the Merger, page 68

52. Please file an opinion of counsel as to this and all other material tax aspects of the offering. See Item 601(b)(8) of Regulation S-K.



The Merger Agreement, page 70

53. We note the Signing Stockholders hold sufficient securities to approve the merger. Please revise to quantify the "sufficient" amount of securities owned.

54. Clarify how the common stock and warrants of CEA will be allocated among the etrials stockholders. Currently you simply state the securities will be allocated in the manner set forth in the merger agreement. Briefly describe the allocation. For example, explain how the preferred shares receive their allocation of CEA shares.

55. Please revise to clarify if the 1,400,000 shares to be escrowed will be pro rata of the shares owned by the Signing Stockholders or all of etrials stockholders.

Other Information Related to CEA, page 102

56. Discuss the actual use of proceeds not held in trust and compare with the use of proceeds as described in the Form S-1. If there are material differences, explain the reasons for the differences.

The etrials Business, page 107

57. We note that etrials is a "leading" provider of recently developed technologies. Please revise to substantiate the statement that etrials is a "leading" provider. Explain the aspects of their current operations that cause them to be a leader in their industry.

58. On page 107, we note that the acquisition of Araccel provided the eClinical solutions. It would appear that these solutions are the primary products etrials currently sells. Please revise to discuss etrials business activities before its acquisitions of Araccel.

59. We note your reference to a third party industry analysts in discussing the EDC Software. Please identify the analysts.

60. We note that you intend to seek additional companies. Please clarify the types of companies that you intend to target.

61. Explain how your technology allows unprecedented insight into every aspect of a clinical trial. Compare to traditional paper case reports. Are paper reports also typically entered into a database that would be used to spot trends?

62. Explain how you reuse database elements to reduce trial costs.

63. Clarify how your technology collects and transmits data. For instance, do these devices automatically transmit data or are certain steps required to transmit the date, such as connecting to the Internet through an Internet service provider?

64. We note the discussion of the etrials` five primary products.
If
possible, please revise to discuss the revenue percentage for each product.

65. Discuss the material terms of the agreement with SAS Institute Inc. and file the agreement as an exhibit.

66. Discuss your transition to a subscription and software application-hosting business model. How will this impact your business and operations?

67. On page 109, we note that etrials has also "partnered with other companies to broaden its product offerings." Please revise to discuss how etrials has partnered with other companies and discuss any arrangements currently in place.

68. On page 110, we note that etrials has targeted and entered into agreements with "two of the largest CROs in the world." First, please name them and provide the basis for the claim that these two
CROs are two of the largest in the world. Second, revise to disclose the duration of these agreements.

69. We note your discussion regarding etrials` significant customers.
Please identify each significant customer and disclose the percent of revenues attributable to each individually. Disclose whether you have entered into agreements with these customers. If so, discuss the material terms and file as exhibits.

70. In discussing competition, estimate the number of competitors and the registrant`s competitive position.

71. On page 111, we note the reference to etrials "experience with IVRS and CTMS acquisitions it completed in 2004 and 2005." Please revise to elaborate on these acquisitions.

72. On page 112, we note that etrials has filed a patent application.
Please revise to disclose the patent application number, the date filed, the current status of the application and the scope of the patent.

73. We note that etrials has licensed technology from MiniDoc AB. Please revise to elaborate on this arrangement. Discuss the principal terms of the license and how the license technology is integrated into etrials` products. Also, clarify if MiniDoc exclusively licenses it technology to etrials or are competitors able to utilize the licensed technology as well. Disclose the material terms of the licensing agreement and file as an exhibit.
74. Disclose the terms of settlement of the patent infringement claim.

etrials` Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 115

75. In the overview discuss the known trends, events and uncertainties associated with your operations.

76. Discuss the reason for the increase in contracts that resulted in increased revenues.

77. In your "results of operations" disclosure, please revise to quantify the change in net income and discuss the known reasons behind such change.

78. On page 129, we note the discussion regarding your two lines of credit. Name the bank providing the lines of credit. Please revise to discuss the repayment terms under the capital equipment credit line. Are you required to make interest payments during the 36 month repayment period? Also, discuss your intentions to renew your revolving accounts receivable credit line. File the lines of credit as exhibits.

Critical Accounting Policies and Estimates
Goodwill, page 123

79. It appears that the disclosure presented in the second paragraph is a duplicate disclosure of that provided under "Accounting for Income Taxes". Please remove.

Directors and Executive Officers of CEA Following the Merger, page
132

80. We note that John Cline has been with etrials since January
1999
when he founded etrials. Please revise to reconcile the noted disclosure with your disclosure on page 107.

81. We note the various companies listed in several individuals biographical disclosure. For instance, you disclose that Mr. Cline was associated with NeuraMed, Inc., Biomedical Homecare, Inc., Caremark International, Inc., Hoffman Surgical Equipment Co. and Organon Pharmaceuticals USA, Inc. If you elect to list associations outside the five year period required by Item 401 of Regulation S-K, please provide the full discussion of the business experience, including the time period involved and the position held with each entity.

82. We note Ms. King and Messrs. Sammis and Harte are not included in this section, yet they appear to be management and disclosure is provided in the executive compensation section. Please revise this section accordingly or advise.

Beneficial Ownership of Securities, page 143

83. We note that you have not included the warrants owned by several persons listed in this section in disclosing their beneficial ownerships. Please advise how such warrants are not exercisable with
60 days of this document once it goes effective.

84. Please revise to disclose the natural persons that are the beneficial owners of the shares listed for the entities disclose in this section.

85. Please include the beneficial ownership percent after the offering. Consider providing varying percentages based upon the amount of CEA shareholders that exercise their conversion rights and etrials shareholders that exercise their appraisal rights.

etrials Financial Statements

Report of Independent Registered Public Accounting Firm, F-2

86. We noted the December 31, 2003 financial statements of etrials Worldwide Limited, a wholly owned subsidiary were audited by other auditors. Please include the audit report issued by the other auditor covering this period, and file a copy of the auditor`s consent to the use of its report. Please refer to the guidance is
Article 2-05 of Regulation S-X.

Notes to Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, F-8

87. We noted from your disclosure that etrials generates revenue from hosting fees and professional service fees related to the eClinical software solutions. It appears from your disclosure that you are recognizing the multiple deliverables of the arrangement separately,
(i.e., hosting fees ratably over the hosting period and the services under the proportional performance method). Please explain how you analyzed the consensus in concluding that the revenue from your hosting fees and services should be recognized separately. Please refer to the guidance in EITF 00-21.

88. We noted from your disclosure that contracts can be terminated upon 30 days notice. Please provide a detailed discussion surrounding the terms of the cancellation provisions of the contract.
It addition, provide a discussion addressing SAB 104, specifically how you determined a fixed and determinable fee is reasonably assured, and that collection is probable, as it relates to cancellation rights.

Goodwill, F-12

89. Please provide us with your goodwill impairment testing analysis and provide a detailed narrative discussion demonstrating your impairment testing is consistent with the guidance of SFAS 142 and EITF Topic D-101. In this regard justify your accounting treatment to allocate goodwill to your reporting units in proportion to the carrying values of the segment`s assets as of the date of acquisition. Please advise.

Segment Reporting, F-15

90. We noted that you view your operations and manage your business as two operating segments, which have been aggregated for financial reporting purposes. Please provide us with a detailed analysis supporting your conclusion that you meet the aggregation criteria of
SFAS No. 131.  Tell us who is your chief operating decision maker
(CODM) and provide us with a copy of the monthly reporting package that the CODM utilizes in making decisions on how to allocate resources and assess performance.

Note 3.  Acquisition of Araccel Corporation, F-17

91. Please provide us a discussion of how you determined the allocation of the purchase price in the acquisition of Araccel Corporation. Explain why no customer-related or contract-based intangible assets were required to be recognized and why such a large portion of the purchase price was recorded as goodwill. Refer to paragraph 39 of SFAS 141 and the related implementation guidance in
Appendix A thereto.

Note 4. Accounts Receivable, F-18

92. Please provide a description of the nature and status of the unbilled accounts receivable amounts. Refer to the guidance in Rule
5-02(3)(c)(3).

Note 11. Stockholders` Deficit, F-28

93. Please provide a description of the method and assumptions used in determining the fair value of all warrants issued. Please refer to the guidance in paragraph (47)(d) of SFAS No. 123.

Note 13. Geographic Information

94. Please provide the information required in paragraph 45 (c) of SFAS 142 in total and for each reportable segment.

CEA Acquisition Corporation Financial Statements

Balance Sheets, F-35

95. We noted from your disclosure that the shares subject to conversion have been valued and recorded in the mezzanine section of the balance sheet. It also appears that the value of these shares is included in common stock and additional paid in capital within the equity section. Please clarify why the value of these shares have been recorded twice within the balance sheet. Please revise as necessary.

Notes to Financial Statements

General

96. We noted your notes to financial statements are labeled as unaudited. Although condensed notes to financial statements may be provided for interim reporting periods, your annual financial statements should include complete audited notes. Please revise accordingly.

Note 2.  Organization and Business Operations, F-43

97. We noted from your disclosure and on the statement of operations on F-36 that you are recording accretion related to the common stock subject to possible conversion. Please provide a detailed analysis of your accounting treatment including the specific authoritative literature utilized to support your conclusions reached.

Note 3. Offering, F-44

98. Please disclose the estimated fair value and the significant assumptions used to value the underwriters` purchase option.

Other Regulatory

99. Please note the updating requirements for the financial statements as set forth in Rule 3-12(g) of Regulation S-X, and provide a current consent of the independent accountants in any amendments.

Exhibits

100. Please file an executed exhibit 10.31.




Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	David Miller
	Fax #  212-818-8881
J. Patrick Michaels, Jr., Chairman
CEA Acquisition Corporation
November 30, 2005
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